Filed Pursuant to Rule 424(b)(2)
File No. 333-135006

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2008

Pricing Supplement No. 14 dated June [    ], 2008

(to Prospectus Supplement dated January 25, 2007

and Prospectus dated June 19, 2006)

WELLS FARGO & COMPANY

Medium-Term Notes, Series G

Floating Rate Notes

Aggregate Principal Amount Offered:	$[ ]

Trade Date:	June [ ], 2008

Original Issue Date (T+5):	June [ ], 2008

Stated Maturity Date:	June [ ], 2048

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from June [ ], 2008

Agent Discount (Gross Spread):	1.00%

All-in Price (Net of Agent Discount):	99.00%, plus accrued interest, if any, from June [ ], 2008

Net Proceeds:	$[ ]

Benchmark:	Three-month LIBOR

Spread to Benchmark:	–25 basis points

Base Rate:	LIBOR Reuters

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters Money 3000 Service or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Spread:	–25 basis points

Index Maturity:	Three months

Interest Reset Periods:	Quarterly

Interest Reset Dates:	Each March [ ], June [ ], September [ ] and December [ ], commencing September [ ], 2008

Interest Payment Dates:	Each March [ ], June [ ], September [ ] and December [ ], commencing September [ ], 2008, and at maturity

Initial Interest Rate:	Three-month LIBOR Reuters minus 0.25%, determined two London banking days prior to June [ ], 2008

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter; each owner of a beneficial interest in a note will be required to hold such beneficial interest in a minimum principal amount of $1,000

Redemption:	At its option, Wells Fargo & Company can redeem the notes, in whole or in part, on June [ ], 2038 and on any business day thereafter, at the redemption prices specified below (in each case expressed as a percentage of the principal amount of the notes to be redeemed), together with any accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on	Redemption Price
June [ ], 2038	105.00%
June [ ], 2039	104.50%
June [ ], 2040	104.00%
June [ ], 2041	103.50%
June [ ], 2042	103.00%
June [ ], 2043	102.50%
June [ ], 2044	102.00%
June [ ], 2045	101.50%
June [ ], 2046	101.00%
June [ ], 2047 and thereafter to, but excluding, maturity	100.50%

Any redemption will be effected as described under “Description of Debt Securities—Redemption and Repayment of Debt Securities—Optional Redemption By Us” in the accompanying prospectus.

Repayment:	A holder of the notes may elect to have Wells Fargo & Company repay the notes, in whole or in part, on the repayment dates and at the repayment prices specified below (in each case expressed as a percentage of the principal amount of the notes to be repaid), together with any accrued interest to the repayment date:

Repayment Date	Repayment Price
June [ ], 2009	98.00%
June [ ], 2010	98.00%
June [ ], 2011	98.00%
June [ ], 2012	98.00%
June [ ], 2013	98.00%
June [ ], 2014	99.00%
June [ ], 2015	99.00%
June [ ], 2016	99.00%

June [ ], 2017	99.00%
June [ ], 2018	99.00%
June [ ], 2019 and each third anniversary of such date to and including June [ ], 2046	100.00%

In the event that a date in the table above is not a business day, the repayment date will be the next succeeding business day. Any repayment will be effected as described under “Description of Debt Securities—Redemption and Repayment of Debt Securities—Repayment At Option Of Holder” in the accompanying prospectus.

Certain U.S. Federal
Income Tax Consequences:	The notes will be taxed as variable rate debt securities as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities” in the accompanying prospectus.

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Wells Fargo & Company believes that it is a domestic operating corporation and that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2007. In making this determination, Wells Fargo has made certain assumptions and used procedures which it believes are reasonable. Wells Fargo cannot give any assurances as to whether it will continue to be a domestic operating corporation that meets the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with Wells Fargo & Company’s determination of its status as domestic operating corporation or the manner in which Wells Fargo & Company has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The Tax Increase Prevention and Reconciliation Act of 2005 extended the maximum 15% tax rate on long-term capital gains recognized by non-corporate U.S. Holders. Such holders in taxable years beginning before January 1, 2011 generally will be subject to tax at a maximum rate of 15%.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Listing:	None

Agents:	Agent	Principal Amount

Morgan Stanley & Co. Incorporated	$	[	]
UBS Securities LLC	$	[	]
Total:	$	[	]

Plan of Distribution:	On June [ ], 2008, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.00% The purchase price equals the issue price of 100.00% less an underwriting discount of 1.00% of the principal amount of the notes.

The notes are not being offered or sold in any member state of the European Economic Area.

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